Exhibit 21
Subsidiaries of the Registrant
As of December 30, 2005, the Registrant was the beneficial owner of 100% of the common stock of the following significant subsidiaries:
CSX Transportation, Inc. (a Virginia corporation)
CSX Intermodal, Inc. (a Delaware corporation)
As of December 30, 2005, none of the other subsidiaries included in the Registrant’s consolidated financial statements constitute a significant subsidiary.